Exhibit 99.1



           Internet Gold Reports Record Financial Results For Q4 2009
       - Bezeq Acquisition On Track: Closing Expected During April 2010 -

Petah Tikva, Israel, February 24, 2010 -- Internet Gold Golden Lines Ltd., (NASDAQ Global Market and TASE: IGLD) today reported its financial results for the fourth quarter and full year ended December 31, 2009.

Highlights

     o Record revenues and strong profitability for the quarter: Revenues for the fourth quarter reached NIS 324 million ($86 million) and net income was NIS 42 million ($11 million).

     o Record revenues and strong profitability for 2009: Revenues for the full year reached a record of NIS 1,244 ($330 million) and net income was NIS 101 million ($27 million).

     o    Progress of Bezeq Acquisition: Actions completed to date include:

     o The completion of the sale of 012 Smile.Communications' legacy telecommunications business for NIS 1.2 billion, a prerequisite established by Israel's regulators, for the acquisition of the controlling interest in Bezeq - The Israel Telecommunications Corporation Ltd.

     o The signing of a NIS 3.9 billion financing agreement with a consortium of banks led by Bank Hapoalim.

     o The signing of a financing agreement of up to NIS 500 million (up to $133 million) with Migdal Insurance.


Financial Results for the Fourth Quarter

Revenues: Revenues for the fourth quarter of 2009 were NIS 324 million (US $86 million), a 3.7% increase compared with NIS 312.4 million in the fourth quarter of 2008, and a 4.6% sequential increase compared with NIS 309.8 million in the third quarter of 2009. The increased revenues reflect the record results delivered by 012 Smile.Communications, together with the modest contribution of Smile.Media.

Operating Income: Operating income for the fourth quarter reached a record NIS
56.7 million (US $15 million) a 104.7% increase compared with NIS 27.7 million in the fourth quarter of 2008. In accordance with U.S. generally accepted accounting principles, NIS 23 million (US $6 million) of scheduled depreciation and amortization costs associated with the legacy telecommunication assets that were the subject of a sale agreement entered into in November 2009 and finalized in January 2010, were not charged to operating expenses.

Net Financial Income: Net financial income, for the fourth quarter of 2009 totaled NIS 30.6 million (US $8 million). Net financial income primarily includes: (i) NIS 48.1 million (US $12.8 million) associated with the mark-to-market accounting for certain marketable securities held for sale whose values increased as a result of the global improvement in the capital markets and the sale of certain of such marketable securities; and (ii) financial expenses of NIS 16 million (US $4.2 million) associated with the Company's debt.

Net income: Net income for the quarter was NIS 42 million (US $11 million), or NIS 2.32 (US $0.61) per basic share and NIS 2.21 (US $0.58) per diluted share, compared to a net loss of NIS 8.4 million, or NIS 0.41 loss per basic and diluted share, for the fourth quarter of 2008.

Financial Results for 2009

Revenues: Revenues for the year ended December 31, 2009 were NIS 1,244 million ($329.5 million) a 6.6% increase compared to NIS 1,167 million for 2008.

Operating Income: Operating income for 2009 reached NIS 173 million (US $45.8 million), a 37.6% increase compared with NIS 125.7 million for 2008. Adjusted EBITDA for the year reached NIS 278 million (US $74 million), a 10% increase compared with NIS 254 million for 2008. Net income for 2009 was NIS 101 million (US $26.7 million), or NIS 5.5 (US $1.46) per basic share and NIS 5.44 (US $1.44) per diluted share, compared to a net loss of NIS 24 million, or NIS 1.13 loss per basic and diluted share for 2008.

Balance Sheet: Total assets as of December 31, 2009 were approximately NIS 2,869 million (US $760 million). In accordance with ASC 360-10 (Formerly known as FAS
144), "Accounting for the Impairment or Disposal of Long-Lived Asset," the Company's legacy telecommunications assets and liabilities that were sold subsequent to the balance sheet date were classified as "held for sale" in the Company's balance sheet as of December 31, 2009. As of December 31, 2009, assets held for sale totaled NIS 1,370 million (US $363 million) and liabilities held for sale totaled NIS 297 million (US $79 million).

Comments of Management

Commenting on the results, Eli Holtzman, Internet Gold's CEO, said: "For the past decade, we have been constantly pursuing growth, organically and through M&A activity. Our strategy was to become the leader of our telecommunications market and I am satisfied that we have achieved this goal with our group's pending acquisition of the controlling stake in Bezeq, the Israel telecommunication incumbent. We are fully committed to this transaction and are focused on obtaining the remaining required regulatory approvals. We feel very comfortable with the progress and foresee completion of the acquisition on time as planned."

Business Segments

012 Smile.Communications Ltd. (NASDAQ and TASE: SMLC):

         o Record revenues and profitability for the quarter: Revenues for the fourth quarter reached NIS 305 million ($81 million) and net income was a record NIS 60 million ($16 million).

         o Record revenues and profitability for 2009: Revenues for the full year reached a record of NIS 1,174 ($ 311 million) and net income was a record NIS 150 million ($40 million).

Smile.Media Ltd.: Smile.Media delivered a modest revenue increase during the fourth quarter. The segment's revenues for the fourth quarter were NIS 19.2 million (US $5.1 million), derived primarily from its e-commerce businesses. Its adjusted EBITDA for the quarter was NIS 636,000 (US $168,000).

Other: During the fourth quarter, Internet Gold incurred operating expenses of approximately NIS 1.5 million (US $0.4 million). These expenses were primarily for the continued investigation of potential joint venture and M&A opportunities, and for activities related to the Company's listing on public securities exchanges, including expenses such as investor relations, Sarbanes Oxley compliance, insurance, legal and accounting expenses.


Notes:

A) ASC 360-10: In accordance with ASC 360-10, the telecommunications business classified as "held for sale" was initially quantified at the lower of its carrying amount or "fair value less cost to sell" as of the date on which the Company's management was committed to a plan to sell it, and was not depreciated or amortized from that date.

B) NON-GAAP MEASUREMENTS: Reconciliation between the Company's results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations (Non-GAAP Basis). Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude amortization of acquired intangible assets, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP.

Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations.

EBITDA is a non-GAAP financial measure generally defined as earnings before interest, taxes, depreciation and amortization. We define adjusted EBITDA as net income before financial income (expenses), net, impairment and other charges, expenses recorded for stock compensation in accordance with ASC 718-10 (Formerly known as SFAS 123(R)), income tax expenses and depreciation and amortization. We present adjusted EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure (most particularly affecting our interest expense given our recently incurred significant debt), tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense).

Adjusted EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with GAAP as a measure of our profitability or liquidity. Adjusted EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, adjusted EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

Convenience Translation to Dollars: For the convenience of the reader, the reported NIS figures of December 31, 2009 have been presented in thousands of U.S. dollars, translated at the representative rate of exchange as of December 31, 2009 (NIS 3.775 = U.S. Dollar 1.00). The U.S. Dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S. Dollars or convertible into U.S. Dollars, unless otherwise indicated.

About Internet Gold
-------------------

In October 2009, Internet Gold announced that its approximately 75.3% owned subsidiary, 012 Smile.Communications (Nasdaq: SMLC), had signed a definitive agreement to purchase the controlling interest (approximately 30.6%) in Bezeq, The Israel Telecommunication Corp., Israel's largest telecommunications provider (TASE: BZEQ).

For further information, please visit our website: http://www.Igld.com.

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to risks associated with the pending acquisition of the controlling interest in Bezeq and other risks detailed from time to time in Internet Gold's filings with the Securities Exchange Commission, including Internet Gold's Annual Report on Form 20-F. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement. For further information, please contact:

Mor Dagan - Investor Relations
mor@km-ir.co.il  / Tel:+972-3-516-7620

Ms. Idit Azulay, Internet Gold
idita@co.smile.net.il / Tel: +972-72- 200-3848

                                               Internet Gold - Golden Lines Ltd.

--------------------------------------------------------------------------------
Consolidated Balance Sheets

                                                                                    Convenience
                                                                               translation into
                                                                                   U.S. dollars
                                                                                 $1 = NIS 3.775
                                                           December 31         ----------------
                                               -----------------------------        December 31
                                                      2009              2008               2009
                                               -----------         ---------   ----------------
                                               (Unaudited)         (Audited)        (Unaudited)
                                               -----------         ---------   ----------------
                                                       NIS thousands                $ thousands
                                               -----------------------------   ----------------
Current assets
Cash and cash equivalents                        1,350,694            86,090            357,799
Marketable securities                               99,131           214,895             26,260
Trade receivables, net                              14,077           217,796              3,729
Related parties receivable                           6,077             1,729              1,610
Prepaid expenses and other current assts             8,432            27,046              2,234
Deferred tax assets                                  1,755            26,116                465
                                                 ---------         ---------            -------
Total current assets                             1,480,166           573,672            392,097
                                                 ---------         ---------            -------
Assets classified as held for sale               1,370,072                 -            362,933
                                                 ---------         ---------            -------
Investments
Long-term trade receivables                              -             6,350                  -
Marketable securities                                    -           279,823                  -
Assets held for employee severance benefits          1,434            17,786                380
Deferred tax assets                                     39                57                 10
Property and equipment, net                          1,164           171,104                308
Other assets, net                                    9,482           302,934              2,512
Other intangible assets, net                             -           174,640                  -
Goodwill                                             6,492           416,888              1,720
                                                 ---------         ---------            -------
Total assets                                     2,868,849         1,943,254            759,960
                                                 =========         =========            =======


                                               Internet Gold - Golden Lines Ltd.

--------------------------------------------------------------------------------

                                                                                    Convenience
                                                                               translation into
                                                                                   U.S. dollars
                                                                                 $1 = NIS 3.775
                                                           December 31         ----------------
                                               -----------------------------        December 31
                                                      2009              2008               2009
                                               -----------         ---------   ----------------
                                               (Unaudited)         (Audited)        (Unaudited)
                                               -----------         ---------   ----------------
                                                       NIS thousands                $ thousands
                                               -----------------------------   ----------------
Current liabilities
Short-term bank credit                             462,836            42,738            122,606
Current maturities of long-term obligations            149            11,238                 39
Accounts payable                                     7,095           148,580              1,879
Current maturities of convertible debentures        17,682            17,516              4,684
Current maturities of debentures                   215,994           100,142             57,217
Other payable and accrued expenses                  69,654           125,388             18,451
Related parties payable                                188             3,223                 50
                                                 ---------         ---------            -------
Total current liabilities                          773,598           448,825            204,926
                                                 ---------         ---------            -------
Liabilities classified as held for sale            296,868                 -             78,641
                                                 ---------         ---------            -------

Long term liabilities
Long-term obligations and other payables                 -               760                  -
Convertible debentures                              73,357            84,857             19,432
Debentures                                       1,051,024           812,254            278,417
Deferred tax liabilities                            21,653            46,856              5,736
Liability for employee severance benefits            2,140            34,626                567
                                                 ---------         ---------            -------
Total long term liabilities                      1,148,174           979,353            304,152
                                                 ---------         ---------            -------

Total liabilities                                2,218,640         1,428,178            587,719
                                                 ---------         ---------            -------
Shareholders' equity                               431,036           324,604            114,182
Non-controlling interest                           219,173           190,472             58,059
                                                 ---------         ---------            -------

Total equity                                       650,209           515,076            172,241
                                                 ---------         ---------            -------

Total liabilities and shareholders' equity       2,868,849         1,943,254            759,960
                                                 =========         =========            =======


                                               Internet Gold - Golden Lines Ltd.

Consolidated Statements of Operations
--------------------------------------------------------------------------------

All amounts are in thousands except for per share data

                                                                                                                 Convenience
                                                                                                            translation into
                                                                                                                U.S. dollars
                                                                                                              $1 = NIS 3.775
                                                                                                            ----------------
                                                                      Year ended December 31                      Year ended
                                                          -----------------------------------------------        December 31
                                                                 2009              2008              2007               2009
                                                          -----------      ------------         ---------   ----------------
                                                          (Unaudited)         (Audited)         (Audited)        (Unaudited)
                                                          -----------      ------------         ---------   ----------------
                                                                           NIS thousands                         $ thousands
                                                          -----------------------------------------------   ----------------

Revenue                                                    1,244,090         1,167,327          1,175,946           329,560
                                                           ---------         ---------          ---------           -------
Costs and operating expenses
Cost of revenue                                              852,775           799,914            802,296           225,901
Selling and marketing                                        151,258           175,780            176,250            40,068
General and administrative                                    65,130            71,548             69,843            17,253
Impairment and other expenses
 (income), net                                                 1,888            (5,581)            14,589               500
                                                           ---------         ---------          ---------           -------

Total operating expenses                                   1,071,051         1,041,661          1,062,978           283,722
                                                           ---------         ---------          ---------           -------

Operating income                                             173,039           125,666            112,968            45,838

Financial (income) expenses, net                             (25,760)          122,073             57,533            (6,824)
Gain from issuance of shares in subsidiary                         -                 -           (120,310)                -
                                                           ---------         ---------          ---------           -------

Income before income taxes                                   198,799             3,593            175,745            52,662
Income tax expenses                                           59,328            14,550             50,460            15,716
                                                           ---------         ---------          ---------           -------

Income (loss) after income tax expenses                      139,471           (10,957)           125,285            36,946
                                                           ---------         ---------          ---------           -------
Net income attributable to non-controlling
 interest                                                    (38,597)          (13,338)            (1,267)          (10,224)
                                                           ---------         ---------          ---------           -------

Net income (loss)                                            100,874           (24,295)           124,018            26,722
                                                           ---------         ---------          ---------           -------

Income (loss) per share, basic
Net income (loss) per share                                     5.50             (1.13)              5.74              1.46
                                                           =========         =========          =========           =======
Weighted average number of shares
 outstanding (in thousands)                                   18,346            21,551             21,617            18,346
                                                           =========         =========          =========           =======
Income (loss) per share, diluted
Net (loss) income per share                                     5.44             (1.13)              5.44              1.44
                                                           =========         =========          =========           =======
Weighted average number of shares
 outstanding (in thousands)                                   19,915            21,551             24,795            19,915
                                                           =========         =========          =========           =======


                                               Internet Gold - Golden Lines Ltd.

Reconciliation Table of Non-GAAP Measures
--------------------------------------------------------------------------------

                                                                                                                 Convenience
                                                                                                                 translation
                                                                                                                into dollars
                                                                                                                $1=NIS 3.775
                                                                                                                ------------
                                                                    Year ended December 31                        Year ended
                                                        --------------------------------------------------       December 31
                                                                 2009              2008               2007              2009
                                                        -------------    -------------       -------------       -----------
                                                          (Unaudited)       (Unaudited)        (Unaudited)       (Unaudited)
                                                        -------------    -------------       -------------       -----------
                                                        NIS thousands    NIS thousands       NIS thousands       $ thousands
                                                        -------------    -------------       -------------       -----------
GAAP operating income                                        173,039           125,666            112,968            45,838

Adjustments
-----------
Amortization of acquired intangible assets                    18,761            27,280             31,938             4,970
Impairment and other expenses, net                             1,888             7,258             10,433               500
Share-based compensation in accordance with
 ASC 718 (previously SFAS 123(R))                              4,956             3,429                  -             1,313
                                                             -------           -------            -------            ------
Non-GAAP adjusted operating income                           198,644           163,633            155,339            52,621
                                                             -------           -------            -------            ------


GAAP tax expenses, net                                        59,328            14,550             50,460            15,716


Adjustments
-----------
Amortization of acquired intangible assets
Included in tax expenses, net                                  6,900             7,365              9,262             1,828
                                                             -------           -------            -------            ------
Non-GAAP tax expenses, net                                    66,228            21,915             59,722            17,544
                                                             -------           -------            -------            ------

Net income (loss) as reported                                100,874           (24,295)           124,018            26,722

Non-controlling interest in operations of
 consolidated subsidiaries                                    38,597            13,338              1,267            10,224
Gain from issuance of shares in subsidiary                         -                 -           (120,310)                -
Income tax expenses                                           59,328            14,550             50,460            15,716
Impairment and other expenses, net                             1,888              7,258            10,433               500
Share-based compensation in accordance
 with ASC 718 (previously SFAS 123(R))                         4,956             3,429                  -             1,313
Financial (income) expenses, net                             (25,760)          122,073             57,537            (6,824)
Depreciation and amortization                                 98,586           117,503            116,848            26,115
                                                             -------           -------            -------            ------
Adjusted EBITDA                                              278,469           253,856            240,253            73,766
                                                             =======           =======            =======            ======